Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prothena Corporation plc:

We consent to the use of our report dated October 1, 2012, except for the retrospective inclusion of basic and diluted net loss per share disclosures for the year ended December 31, 2011, as to which the date is March 28, 2013, with respect to the consolidated financial statements of Prothena Corporation plc, formerly referred to as the carve-out combined financial statements of the Prothena Business (formerly, the Neotope Business), which comprises the carve-out combined statements of operations, parent company equity and cash flows for the year ended December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Dublin, Ireland

June 20, 2014